
03020268

P.E.
12-31-02
AR/S



0-6729

Providing Full Investor Services through a Nationwide Network of Independent Advisors




PROCESSED
MAY 23 2003
THOMSON
FINANCIAL

# FIRST MONTAUK FINANCIAL CORP.

2002 Annual Report to Shareholders

# CORPORATE PROFILE


MONTAUK
FINANCIAL GROUP

**First Montauk Financial Corp.**, through its subsidiaries, provides a broad range of financial products and services to a nationwide network of approximately 500 independent financial professionals who service over 60,000 retail and institutional customers. The Company's 150 branch offices are located in 33 states.

**First Montauk Securities Corp.**, a full service retail and institutional securities brokerage, provides general securities and investment services to a diverse retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses.

**Montauk Insurance Services Inc.** provides insurance products and services to independent financial professionals and their clients.

**Century Discount Investments (CDI)**, the Company's discount brokerage division, offers an on-line full-service discount brokerage platform. Century provides on-line trading capabilities for clientele.

**Montauk Capital Markets Group**, the Company's institutional brokerage division, offers institutional clients specialized trading, brokerage service and equity research.



William J. Kurinsky
Executive Vice President, CFO

Herbert Kurinsky
President, CEO

*"Increasing the Company's revenues in this environment remains our greatest challenge and yet, we believe, our greatest opportunity."*

## TO OUR SHAREHOLDERS:

2002 was another difficult year for the financial services industry. We have witnessed our industry retrench, battered by a continuing weak economy, the fear and ultimate reality of a war, and ongoing lack of investor confidence in corporate America and Wall Street. All of us recognize that these factors, among others, have impacted our top and bottom lines.

For the year ended December 31, 2002, the Company reported a net loss after preferred stock dividends, of $3,060,000, or $.36 per share. Fiscal 2002 revenues decreased by a total of $3,254,000, or 6%, over fiscal 2001. As in the prior year, the revenue decline was due in part to a sharp decline in prices and trading volumes experienced in the U. S. equity markets during the year.

Like most broker/dealers, the Company's revenues reflect market trends, so that when trends are negative and investors lose interest in stocks, the Company's operating results suffer. Commissions from equity transactions in 2002 did increase marginally over 2001; however, bearish sentiment has carried over into many segments of the securities markets in the first quarter of 2003, and we are working hard to streamline our operating infrastructure to return the Company to profitability.

Performance within the Company's various business segments was inconsistent, with certain areas showing continued growth, while others declined. As a whole, we have been through a very difficult time in our industry. We continue to face a number of formidable challenges. Unresolved legal claims and continued lower trade volumes require us to continue to find additional ways to reduce fixed expenses and increase revenues.

Increasing the Company's revenues in this environment remains our greatest challenge and yet, we believe, our greatest opportunity. Montauk's well-established business model has proven to be a successful formula in this increasingly competitive financial services industry. Our primary method of operation is through our affiliate program, whereby the financial professional is an independent entrepreneur who maintains and operates his or her own office, supported by Montauk's extensive infrastructure. The independent advisor decides which products are best suited for each individual client, free from proprietary products and research.

In addition, our diversified product offerings allow us to offer clients what they need to balance their portfolios, even as their preferences shift with the economy and financial markets. In 2002, the Company expanded both our fee-based advisory services and insurance divisions. We have intensified our efforts to establish alliances between Montauk and other financial professionals, such as CPAs, while providing ongoing training and education to our network of affiliates.

## FOCUS ON THE FUTURE

To this end, we continue to grow our nationwide presence with new independent advisors. Today, Montauk has over 500 affiliated advisors in 150 branch offices in 33 states. Despite the reduction in transaction volume that our industry experienced in 2002, Montauk continues to attract experienced investment advisors bringing new accounts and additional assets to the firm, positioning us to benefit from a turnaround in the financial markets.

There are many challenges facing the Company, but we remain confident that in the long run we will be able to adjust to a new operating environment and meet those challenges head on. Since the Company's inception, our dedicated management team and employees have always come together in the face of difficult circumstances – and that is exactly what we intend to do.

We thank you for your continued support and confidence. We believe we are on the road to a better economy, the return of investor confidence and a return of shareholder value in 2003.

Sincerely,



Herbert Kurinsky
President, CEO



William J. Kurinsky
Executive Vice President, CFO



# REPORT CONTENTS



The forward-looking statements contained in this report are estimates of the Company's management of future performance and are subject to a variety of risks and uncertainties that could cause actual results to differ materially from management's current expectations.

# SELECTED FINANCIAL DATA

| | Year ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2002 | 2001 | 2000 | 1999 | 1998 |
| **Statement of Operations:** | | | | | |
| Total revenues | $ 47,966,744 | $ 51,220,415 | $ 59,329,886 | $ 57,584,616 | $ 41,876,378 |
| Total expenses | 50,633,179 | 56,519,627 | 59,978,373 | 54,752,198 | 45,243,757 |
| Income (loss) before income taxes | (2,666,435) | (5,299,212) | (648,487) | 2,832,418 | (3,367,379) |
| Provision for income taxes (income tax benefit) | 294,000 | (90,989) | 6,721 | 549,140 | (604,532) |
| Extraordinary loss — extinguishment of debt, net of tax | — | — | 34, 200 | — | — |
| Net income (loss) | $ (2,960,435) | $ (5,208,223) | $ (689,408) | $ 2,283,278 | $ (2,762,847) |
| Net income (loss) available to common stockholders | $ (3,059,722) | $ (5,306,976) | $ (792,136) | $ 2,215,528 | $ (2,762,847) |
| **Per share of Common Stock:** | | | | | |
| Basic | $ (.36) | $ (.61) | $ (.08) | $ .22 | $ (.28) |
| Diluted | $ (.36) | $ (.61) | $ (.08) | $ .21 | $ (.28) |
| **Financial Condition:** | | | | | |
| Total assets | $11,425,506 | $14,227,562 | $16,913,063 | $ 17,059,184 | $ 11,543,734 |
| Total liabilities | $12,203,196 | $11,934,881 | $ 9,203,672 | $ 7,429,046 | $ 5,320,107 |
| Stockholders' equity (deficit) | $ (777,690) | $ 2,286,181 | $ 7,702,891 | $ 9,593,638 | $ 6,187,127 |

First Montauk Financial Corp. ("FMFC" or the "Company") is a New Jersey-based financial services holding company whose principal subsidiary, First Montauk Securities Corp. ("FMSC"), has operated as a full service retail and institutional securities brokerage firm since 1987. FMSC provides a broad range of securities brokerage and investment services to a diverse retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. In 1997, FMSC established Century Discount Investments, a discount brokerage division. FMFC also sells insurance products through its subsidiary Montauk Insurance Services, Inc.

FMSC has approximately 500 registered representatives and services over 60,000 retail and institutional customer accounts. With the exception of two Company-leased branch offices, all of FMSC's 150 other branch office and satellite locations in 33 states are owned and operated by affiliates, independent owners who maintain all appropriate licenses and are responsible for all office overhead and expenses. FMSC also employs registered representatives directly at its corporate office and the Company-leased branch offices.

FMSC is registered as a broker-dealer with the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc., the Municipal Securities Rule Making Board, and the Securities Investor Protection Corporation and is licensed to conduct its brokerage activities in all 50 states, the District of Columbia, and the Commonwealth of Puerto Rico. All securities transactions are cleared through Fiserv Securities, Inc. of Philadelphia, PA. and various floor brokerage and specialist firms provide execution services. These arrangements provide FMSC with back office support, transaction processing services on all principal, national and international securities exchanges, and access to many other financial services and products which allows FMSC to offer its registered representatives products and services comparable to large brokerage firms.

FMSC's revenues consist primarily of commissions and fee income from individual and institutional securities transactions, market making activities and investment banking services, such as private and public securities offerings. The following table represents the percentage of revenues generated by each of these activities during the last fiscal year:

| | |
|---|---|
| Equities: | |
| Listed & Over-The-Counter Stocks | 52% |
| Debt Instruments: | |
| Municipal, Government and Corporate Bonds | 5% |
| Unit Investment Trusts | 2% |
| Mutual Funds | 15% |
| Options: Equity & Index | 7% |
| Insurance and Annuities | 13% |
| Miscellaneous (1) | 6% |
| Total (1) | 100% |

(1) Miscellaneous includes corporate finance activities, investment banking fees and interest and other income.

The Company engages in a highly competitive business. Therefore, the Company's earnings, like those of others in the industry, reflect the activity in the markets and can fluctuate accordingly.




## Results of Operations-Three Years Ended December 31, 2002

The results of operations for fiscal 2002 showed a decrease in revenues over fiscal 2001. The continued decline in investor confidence in the U.S. securities markets and general economic uncertainty has continued to negatively impact revenues and overall operating results. Total revenues for fiscal 2002 decreased $3,253,000, or 6.4% to $47,967,000, as compared to fiscal 2001. However, the net loss for fiscal 2002 was approximately 43% lower than the net loss for fiscal 2001.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2002 | | 2001 | | 2000 |
| | (000's) | % Change | (000's) | % Change | (000's) |
| Revenues: | | | | | |
| Commissions | 36,514 | (3) | 37,808 | (19) | 46,530 |
| Principal Transactions | 7,370 | (8) | 8,022 | 12 | 7,131 |
| Investment Banking | 366 | (75) | 1,483 | (39) | 2,417 |
| Interest/Other | 3,717 | (5) | 3,907 | 20 | 3,252 |
| Total Revenues | 47,967 | (6) | 51,220 | (14) | 59,330 |

The primary source of the Company's revenue is commissions generated from agency transactions, mutual funds and insurance products. Total revenues from commissions decreased $1,294,000, or 3%, from fiscal 2001 to fiscal 2002. While the total annual change showed only a modest decline, the Company's business mix was substantially different between the two fiscal years, with increases in agency and mutual fund commissions offsetting a decline in insurance sales, as explained below.

Revenues from agency transactions increased $814,000, or 4%, from $21,918,000 in the fiscal 2001, to $22,732,000 in fiscal 2002. As a percentage of total revenues, agency revenues, which consist primarily of equity transactions, increased from 43% in the fiscal 2001, to 47% in fiscal 2002. Also included in this category are commissions earned from the sale of registered offerings of collateralized medical receivable notes, which the Company began selling during the second half of fiscal 2001. Sales of these products increased from $921,000 in fiscal 2001, to $1,835,000 in fiscal 2002. The primary seller of this product was a group of affiliates who terminated from the Company in late fiscal 2002. Consequently, the Company anticipates significantly reduced revenues from this product in the future.

Mutual fund revenues increased $650,000, from $5,106,000 in fiscal 2001, to $5,756,000 in fiscal 2002, an increase of 13%. The increase in mutual fund commissions is primarily related to an increase in sales of three products; the 529 College Savings Plan created through new legislation in October 1999, the principal protection plans, which guarantee a return of principal if invested for five years, and bond funds which have seen large increases due to the tenuous state of the equity markets.

Revenues from insurance commissions decreased $3,059,000, from $8,160,000 in fiscal 2001, to $5,101,000 in the fiscal 2002. Fiscal 2001 included commissions from the sale of certain variable annuities by one of the Company's brokers. The large commissions generated from the sale of these annuities were a one-time occurrence that was not repeated during fiscal 2002. Insurance sales have since returned to prior levels.

Fees generated from managed accounts increased $380,000, from $962,000 in fiscal 2001, to $1,342,000 in fiscal 2002. The 39% increase is partially attributable to the rollout of a fee based platform which allows customers to pay fees based on a percentage of asset value, rather than commissions paid on a transactional basis. Many of the Company's representatives have added managed account programs to their business mix. The Company has increased its services and infrastructure to representatives whose clients favor this arrangement.

Revenues from principal transactions, which consist of gains and losses in the firm's proprietary accounts, riskless principal transactions with customers and limited market-making activities, decreased $652,000, from $8,022,000 in fiscal fiscal 2001, to $7,370,000 in fiscal 2002. Realized and unrealized gains in proprietary equity accounts decreased $532,000, from $4,570,000 in fiscal 2001, to $4,047,000 in fiscal 2002. In fiscal 2002, the Company implemented new polices and procedures governing firm trading operations, which resulted in fewer inventory accounts, shorter holding periods of securities positions, and improvements in risk management. Overall, revenues from principal transactions in the fixed income sector were down from fiscal 2001 levels by approximately $130,000. Revenues from corporate bonds and unit investment bond trusts declined in fiscal 2002 due to the reduced confidence in the corporate debt market as this market experienced a large number of defaults in fiscal 2002. On the other hand, revenues from municipal and government agency bonds increased as investors sought more secure, income-producing investments.

Comparing fiscal 2001 to fiscal 2000, the decline in commission revenue resulted from a decrease in general securities and mutual fund transactions of $11,063,000, or 29%, offset in part by an increase of $3,253,000, or 55%, in management fee income and in insurance products as discussed above.

Gains from proprietary trading and market-making activities increased 12%, or $891,000, from fiscal 2000 to the fiscal 2001. Lower revenues from principal sales of corporate bonds offset unrealized gains in the Company's proprietary accounts. During fiscal 2001, the Company substantially reduced its market-making activities and eliminated many proprietary accounts, thereby reducing personnel costs and market data services. The Company also reduced securities inventory positions by almost $2.8 million during fiscal 2000, thus significantly reducing regulatory net capital charges and exposure to market volatility.

Investment banking revenues for fiscal 2002 decreased $1,117,000, to $366,000, down from $1,483,000 in fiscal 2001. Revenues for fiscal 2000 were $2,417,000. For fiscal 2000, investment-banking revenues included commissions and fees from an initial public offering completed in the first quarter of fiscal 2000. The decline in revenues in fiscal 2002 and fiscal 2001 reflect a lower number of new offerings coming to the market in which the Company participated as a selling group or syndicate member.

Interest and other income decreased $189,000, to $3,718,000 in fiscal 2002, from $3,907,000 in fiscal 2001. In fiscal 2000 interest and other income was $3,252,000. Other income for fiscal 2002 includes a recovery of $230,000 related to payments previously made to a vendor for the development of applications software. This gain was offset by a decrease in interest income, resulting from a reduction in customer margin debit balances, combined with historically low interest rates. Also reflected in this category is the recognition of deferred income derived from cash advances received from the Company's clearing firm, Fiserv Securities, Inc., in accordance with the terms of the financial agreement. For financial reporting purposes, cash advances that are received under this agreement are deferred and amortized on a straight-line basis over the remaining contract term. Other Income included amortization of approximately $577,000, $400,000 and $67,000 in fiscal 2002, fiscal 2001 and fiscal 2000, respectively.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2002 | | 2001 | | 2000 |
| | (000's) | % Change | (000's) | % Change | (000's) |
| Expenses: | | | | | |
| Commissions, employee compensation and benefits | 39,572 | (7) | 42,356 | (9) | 46,801 |
| Clearing and floor brokerage | 2,666 | (18) | 3,247 | (19) | 4,003 |
| Communications and occupancy | 3,006 | (7) | 3,249 | 19 | 2,732 |
| Legal matters and related costs | 1,260 | (48) | 2,416 | 105 | 1,181 |
| Write-down of Note receivable-Global Financial Corp. | — | — | — | (100) | 239 |
| Other operating expenses | 4,030 | (21) | 5,077 | 4 | 4,862 |
| Interest | 99 | (43) | 175 | 9 | 160 |
| Total expenses | 50,663 | (10) | 56,520 | (6) | 59,978 |



Total expenses decreased by $5,887,000, or 10%, to $50,633,000 in fiscal 2002, from $56,520,000 in fiscal 2001. Commission expense has a direct relationship to commission revenue and consequently represented the largest decrease in expenses. Commissions as a percentage of total revenues remained relatively constant at 68% in fiscal 2002 and 67% in fiscal 2001, although the absolute dollar decrease in fiscal 2002 was $1,656,000, or 5%. Commission expense in fiscal 2001 decreased $5,232,000 from fiscal 2000 levels due to the decrease in commission revenue. For fiscal 2002, the Company paid salaries and benefits of $7,140,000 (15% of revenues) for management, operations and clerical personnel, as compared to $8,267,000 in fiscal 2001 (16% of revenues) and $7,512,000 (13% of revenues) in fiscal 2000. During the second half of fiscal 2000, additional management and support staff was hired for various departments, including sales, recruiting, compliance and managed money. In fiscal 2001, certain cost cutting measures were implemented in response to the decrease in revenues and trading activity. These measures included a reduction in executive officers' salaries and personnel layoffs in the trading and operations areas. Additional layoffs were made in fiscal 2002 to further reduce expenses. The Company employed approximately 97 salaried employees as of December 31, 2002, 106 salaried employees as of December 31, 2001, and 120 salaried employees as of December 31, 2000. Due to the impact on the broker-dealer operations of continuing weakness in the financial markets, the Company intends to further reduce personnel during the second quarter of fiscal 2003.

Clearing costs, which are determined by the volume and type of transactions, decreased $581,000, to $2,666,000 in fiscal 2002, from $3,247,000 in fiscal 2001, which was a decrease of $756,000 from the fiscal 2000 expense of $4,003,000. As a percent of revenues, clearing costs were approximately 5.6% for fiscal 2002 as compared with 6.3% and 6.8% in fiscal years 2001 and fiscal 2000, respectively. However, the percentage of clearing costs to gross revenues can fluctuate on an interim basis depending upon the product mix. Certain transactions, such as options and bonds, have a higher execution and clearing cost than others.

Communications and occupancy costs decreased 7%, or $243,000, to $3,006,000 in fiscal 2002 from $3,249,000 in fiscal 2001, which was an increase of $517,000 from the fiscal 2000 expense of $2,732,000. As a percentage of revenue, communications and occupancy remained constant at 6%. Rent expense increased $88,000 due to two factors. In fiscal 2001, two new company-operated branch offices were opened in New York City and Boca Raton, Florida. A second New York City branch office commenced operations in fiscal 2002. The Company expects a reduction in rent and related facility expenses in 2003 due to the elimination of three company operated branch offices in the first quarter of the year.

The Company offset increases in rents by reductions in software consulting costs of $155,000 and market data services of $184,000 in fiscal 2002. Additional customization of the Company's existing commission system by an outside consultant was terminated in fiscal 2002 in preparation for a new system being implemented in the second quarter of fiscal 2003. The Company also lowered its market data service costs in fiscal 2002 by eliminating several services, particularly those relating to market making activities that the Company has nearly eliminated, and by renegotiating several vendor contracts.

Legal fees and litigation settlement costs decreased by $1,155,000, or 48%, to $1,260,000 in fiscal 2002, from $2,415,000 in fiscal 2001. During fiscal 2001, the Company experienced a significant increase in customer arbitration claims, due in part to the general decline of equity securities and fixed income prices that began in fiscal 2000. The Company also settled a number of cases where appropriate in fiscal 2001, and accrued $945,000 for litigation costs that it considered probable and could be reasonably estimated. Although legal fees and settlement costs decreased in fiscal 2002, the volume of litigation increased during the year, as discussed below.

FMSC is currently a respondent in numerous arbitrations arising from customer purchases of high yield corporate bonds, which either have defaulted or declined in market value. The claims allege, among other charges, unsuitable recommendations and/or improper use of margin, and seek aggregate compensatory damages in excess of $12 million. In addition, some of the claims seek punitive damages and the recovery of various costs. The Company is vigorously defending these actions and believes that there are meritorious defenses in each case. There is no remaining insurance coverage available for the payment of settlements and/or judgments that may result from these particular claims.

FMSC is also a respondent or co-respondent in various other legal proceedings related to our securities business. FMSC is contesting these claims and believes there are meritorious defenses in each case. The availability of insurance coverage in any particular case is determined on a case by case basis by our insurance carrier, and is limited to the coverage limits within the policy for any individual claim and in the aggregate.

As of December 31, 2002, the Company has accrued a liability of $1,154,000 for litigation costs that are probable and can be reasonably estimated based on a review of existing claims, arbitrations and unpaid settlements. Management cannot give assurance that this accrual will be adequate to cover actual costs that may be subsequently incurred. It is not possible to predict the outcome of other matters pending against FMSC. All such cases are, and will continue to be, vigorously defended. However, litigation is subject to many uncertainties, and some of these actions and proceedings may result in adverse judgments. After considering all relevant facts, available insurance coverage and consultation with litigation counsel, it is possible that the Company's consolidated financial condition, results of operations, or cash flows could be materially affected by unfavorable outcomes or settlements of certain pending litigation.

FMSC has also filed a claim against one of its competitors for raiding, unfair competition and use of proprietary and confidential information. The Company has obtained temporary injunctive relief from the Supreme Court of New York, as well as a consent injunctive order from an NASD arbitration panel. A hearing will be held later this year to determine the damages portion of the Company's claims. Management is unable to determine at this time what damages, if any, might be awarded.

Other operating costs decreased $1,047,000, to $4,030,000, in fiscal 2002 from $5,077,000 in fiscal 2001. During fiscal 2002, the Company wrote off less in customer and broker bad debts and incurred no clearing firm conversion expenses, which were $176,000 in fiscal 2001. From fiscal 2000 to fiscal 2001, other operating expenses increased $215,000, from $4,862,000 to $5,077,000, due to higher customer and broker bad debts as well as the recording of a $500,000 reserve for payments previously made to a vendor for the development of applications software.

Professional liability insurance premiums have substantially increased in fiscal 2003 due to a hardening in the market for broker-dealer professional liability and directors and officers insurance coverages. Many insurance carriers have eliminated these types of coverages, while others have substantially increased premiums and deductible limits. The Company's registered representatives have historically paid the cost of errors and omission insurance. However, to stay competitive in the marketplace for registered representatives, the Company will absorb a portion of these premiums for fiscal 2003. The amount of this cost will be determined by the number of registered representatives associated with the Company throughout the year.

The Company's effective tax rates of 11% in fiscal 2002, (2%) in fiscal 2001, and 1% in fiscal 2000 were higher than expected because of an increase of $1,330,000, $1,877,000, and $239,000, respectively, in the deferred tax valuation allowance. Management continues to be uncertain as to the Company's ability to realize most of its deferred tax benefits. During fiscal 2002, the Company filed for and received federal and state tax refunds of approximately $1,069,000. The Company is currently seeking the recovery of $212,000 of additional federal income taxes through a loss carryback refund claim. The claim is subject to IRS review.

For fiscal 2002, the Company reported a net loss applicable to common stockholders of $3,060,000, or $.36 per basic and diluted share, as compared to a net loss applicable to common stockholders reported in fiscal 2001 of $5,307,000, or $.61 per basic and diluted share. For fiscal 2000, the Company reported a net loss available to common stockholders of $792,000, or $.08 per basic and diluted share. The reduction in net loss from fiscal 2001 to fiscal 2002 was primarily a result of decreased legal fees and litigation costs and reduction of other expenses detailed above.

## Liquidity and Capital Resources

The Company maintains a highly liquid balance sheet with approximately 65% of assets consisting of cash and cash equivalents, securities owned, and receivables from its clearing firm and other broker-dealers. The balances in these accounts can and do fluctuate significantly from day to day, depending on general economic and market conditions, volume of activity, and investment opportunities. These accounts are monitored on a daily basis in order to ensure compliance with regulatory net capital requirements and to preserve liquidity.

Net cash provided by operating activities during fiscal 2002 was $653,000, primarily as a result of the net loss for fiscal 2002 of $2,960,000, adjusted by non-cash charges including depreciation and amortization, of $563,000, a decrease in securities positions of $992,000, a reduction in employee and broker receivable balances of $1,036,000, the collection of approximately $1,069,000 in income tax refunds, and a reduction in payables and other operating liabilities of $793,000.

The Company received cash advances under the financing agreement with Fiserv of $4,000,000 in fiscal 2000 and $1,250,000 in both fiscal 2002 and fiscal 2001. Under this agreement, the Company is eligible to receive its fourth and final advance of $1,250,000 in fiscal 2003, subject to meeting certain performance criteria. Advances are subject to income taxes in the year of receipt.

Investing activities required cash of $235,000 in fiscal 2002. Additions to capital expenditures consumed $266,000, while decreases in other assets provided $32,000.

Financing activities provided cash of $441,000 in fiscal 2002. The Company received gross proceeds of $1,030,000 in fiscal 2002 from a private offering of 6% convertible debentures. The Company sold an additional $210,000 principal amount of these debentures in fiscal 2003. This increase in cash was partially offset by notes and capital lease repayments of $432,000 and dividend payments to preferred shareholders of $99,000. In addition, a total of $25,000 was used to repurchase 100,000 of the Company's outstanding shares pursuant to a stock repurchase program.

## Consolidated Contractual Obligations and Lease Commitments

The tables below summarize information about the consolidated contractual obligations as of December 31, 2002 and the effects these obligations are expected to have on the Company's consolidated liquidity and cash flows in future years. These tables do not include any projected payment amounts related to the Company's potential exposure to arbitrations and other legal matters.

Future minimum operating lease payments as of December 31, 2002 are as follows:

| | Operating Leases |
|---|---|
| 2003 | $ 1,181,595 |
| 2004 | 1,103,126 |
| 2005 | 296,302 |
| 2006 | 169,500 |
| Total minimum operating lease payments | $ 2,750,523 |

Future minimum lease payments as of December 31, 2002 are as follows:

| | Capital Leases |
|---|---|
| 2003 | $ 248,916 |
| 2004 | 114,396 |
| 2005 | 15,711 |
| 2006 | — |
| Minimum lease payments | $ 379,023 |
| Less: Amount representing interest | (35,341) |
| Total minimum lease payments | $ 343,682 |

At December 31, 2002, FMSC had net capital of $1,085,853, which was $777,574 in excess of its required net capital of $308,279. The ratio of aggregate indebtedness to net capital was 4.26 to 1.

In 1999, the Company completed a private offering of Series A Convertible Preferred Stock in connection with the settlement with holders of leases of Global Financial Corp. Under the terms of the offering, each Global lease investor who participated in the offering received one share of Preferred Stock in exchange for every $5 of lease investment value that the investor was entitled to receive from Global after certain adjustments. Each leaseholder was required to assign their interest in all lease payments to which they were entitled. Each share of the Preferred Stock is convertible into two shares of Common Stock and pays a quarterly dividend of 6%. Pursuant to the offering, the Company issued an aggregate of 349,511 shares of Series A Preferred Stock. The offering was exempt from registration pursuant to Sections 4(2) and 4(6) of the Securities Act of 1933, as amended, and Regulation D, promulgated thereunder.

In 1999, the Company issued additional convertible notes in the original aggregate amount of $690,526 to several private investors in connection with a Global lease settlement. The notes were payable in thirty-six monthly non-interest bearing installments of $16,404, plus balloon payment of $112,000, which include interest of $12,000 calculated on the basis of 8% of the balloon amount beginning in month nineteen of the note term. A loan discount was recorded on the notes in the amount of $64,609, which was being amortized over the note term using the interest method. These notes were convertible into 345,263 shares of the common stock based on a conversion price of $2.00 per share. The balloon payment originally due in September 2002, was refinanced by agreement with the noteholders, which provided for six monthly installments of $16,404 and a final payment in March 2003 of $15,889, including interest at the rate of 8% per annum. The loans have been fully repaid.

As of December 31, 2001, the Company had an aggregate of $50,000 of subordinated notes outstanding with interest at 8% per annum. The final $50,000 payment was due and paid in January 2002.

In October 2002, the Company commenced a private offering of up to $3,000,000 of 6% convertible debentures to accredited investors. Each debenture is convertible at an initial conversion price of $0.50 per share, subject to adjustment for stock dividends, combinations, splits, recapitalizations, and like events. Interest on the debentures accrues at the rate of 6% per annum and is payable in cash on a semi-annual basis on April 1st and October 1st of each year until maturity or conversion. Each debenture is due and payable five (5) years from issuance, unless previously converted into shares of Common Stock. The offering expired on March 1, 2003. In the offering, the Company sold an aggregate amount of $1,240,000 of debentures, $1,030,000 in fiscal 2002 and $210,000 in fiscal 2003. The proceeds of the financing will be used to satisfy general working capital needs. The debentures have not been registered for offer or sale under the Securities Act; such securities are being issued on the basis of the statutory exemption provided by Section 4(2) of the Securities Act, as amended, and/or Rule 506 of Regulation D, promulgated thereunder relating to transactions by an issuer not involving any public offering. For more information, see a discussion of the debentures under the captions "Item 1. Business — Debenture Offering" and "Item 5. Sale of Unregistered Securities."

## Critical Accounting Policies

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. Preparing financial statements in accordance with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following paragraphs include a discussion of some of the significant accounting policies and methods applied to the preparation of the Company's consolidated financial statements. Review Note 2 to the financial statements for further discussion of significant accounting policies.

## Use of Estimates

In presenting the consolidated financial statements, management makes estimates regarding the valuation of certain securities owned, the carrying value of investments, the realization of deferred tax assets, the outcome of litigation, and other matters that affect the reported amounts and disclosure of contingencies in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the consolidated financial statements and it is possible that such changes could occur in the near term.



### Revenue Recognition

Securities transactions, commission income and related expenses are recorded on a trade date basis. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Sales concessions from participation in syndicated offerings are recorded on settlement date. Securities owned and securities sold but not yet repurchased are stated at quoted market value with unrealized gains and losses included in earnings. Investment account securities not readily marketable are carried at estimated fair value as determined by management with unrealized gains and losses included in earnings. Advances received under the Company's financial agreement with its clearing firm are deferred and amortized over the remaining term of the agreement on a straight-line basis.

### Long-lived Assets

The Company evaluates impairment losses on long-lived assets used in operations, primarily fixed assets, when events and circumstances indicate that the carrying value of the assets, might not be recoverable in accordance with FASB Statement No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets". For purposes of evaluating the recoverability of long-lived assets, the undiscounted cash flows estimated to be generated by those assets would be compared to the carrying amounts of those assets. If and when the carrying values of the assets exceed their fair values, the related assets will be written down to fair value.

### Clearing Agreement

FMSC introduces all of its customer transactions, which are not reflected in the financial statements, to its clearing broker, which maintains the customers' accounts and clears such transactions. Additionally, the clearing broker provides the clearing and depository operations for FMSC's proprietary securities transactions. These activities may expose the Company to off-balance sheet risk in the event that customers do not fulfill their obligations with the clearing broker, as FMSC has agreed to indemnify the clearing broker for any resulting losses. The Company will record a loss from a client transaction when information becomes available to management that allows it to estimate its impact on the Company's financial statements.

### Income Taxes

Due to significant operating losses from 2000-2002 and continuing business uncertainty, the Company has established a valuation allowance against most of its deferred tax benefits. As management determines that it is more likely than not that its tax benefits are realizable, the allowance will be adjusted accordingly.




### Recent Pronouncements of the Financial Accounting Standards Board

In July 2002, the FASB issued FASB Statement No. 146, Accounting for the Costs Associated with Exit or Disposal Activities. This statement requires companies to recognize costs associated with exit or disposal activities only when liabilities for those costs are incurred rather than at the date of a commitment to an exit or disposal plan. FASB No. 146 also requires companies to initially measure liabilities for exit and disposal activities at their fair values. FASB No. 146 replaces Emerging Issues Task Force (EITF) Issues No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) and EITF No. 88-10, Costs Associated with Lease Modification or Termination. The provisions of FASB No. 146 are effective for exit or disposal activities that are initiated after December 31, fiscal 2002. The Company anticipates the adoption of this statement will not have a material effect on its consolidated financial position or results of operations.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure" ("FAS 148"), which (i) amends FAS Statements No. 123, "Accounting for Stock-Based Compensation," to provided alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation (ii) amends the disclosure provisions of FAS 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation and (iii) amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. Items (ii) and (iii) of the new requirements in FAS 148 are effective for financial statements for fiscal years ending after December 31, 2002. The Company has adopted the increased disclosure requirements of FAS 148 for the fiscal year ended December 31, 2002. The Company will continue to use the intrinsic value method of accounting for stock-based employee compensation.

### Impact of Inflation

The Company believes that the impact of inflation has an effect upon the amount of capital generally available for investment purposes and also may affect the attitude or willingness of investors to buy and sell securities. The nature of the business of the broker-dealer subsidiary and the securities industry in general is directly affected by national and international economic and political conditions, broad trends in business and finance and volatility of interest rates, changes in and uncertainty regarding tax laws, and substantial fluctuation in the volume and price levels of securities transactions and the securities markets. To the extent inflation results in higher interest rates, or has other adverse effects on the securities markets and the value of securities held in inventory, it may adversely affect the Company's financial position and results of operations.

## Market Risk

Certain of the Company's business activities expose it to market risk. This market risk represents the potential for loss that may result from a change in value of a financial instrument as a result of fluctuations in interest rates, equity prices or changes in credit rating of issuers of debt securities. This risk relates to financial instruments held by the Company as investment and for trading.

Securities inventories are exposed to risk of loss in the event of unfavorable price movements. Securities positions are marked to market on a daily basis. Market-making activities are client-driven, with the objective of meeting clients' needs while earning a positive spread. At December 31, 2002 and December 31, 2001, equity securities positions owned and sold, not yet purchased were approximately $181,000 and $1,130,000, and $-0- and $245,000, respectively. In the Company's view, the potential exposure to market risk, trading volatility and the liquidity of securities held in the firm's inventory accounts could potentially have a material effect on its financial position.

Client activities involve the execution, settlement, and financing of various transactions on behalf of its clients. Client activities are transacted on either a cash or margin basis. Client activities may expose the Company to off-balance sheet credit risk. The Company may have to purchase or sell financial instruments at the prevailing market price in the event of the failure of a client to settle a trade on its original terms or in the event that cash and securities in the client margin accounts are not sufficient to fully cover the client losses. The Company seeks to control the risks associated with client activities by requiring clients to maintain collateral in compliance with various regulations and Company policies.

## Factors Affecting "Forward Looking Statements"

From time to time, the Company may publish "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or make oral statements that constitute forward-looking statements. These forward-looking statements may relate to such matters as anticipated financial performance, future revenues or earnings, business prospects, projected ventures, new products, anticipated market performance, and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. These risks and uncertainties, many of which are beyond the Company's control, include, but are not limited to: (i) transaction volume in the securities markets, (ii) the volatility of the securities markets, (iii) fluctuations in interest rates, (iv) changes in regulatory requirements which could affect the cost of doing business, (v) fluctuations in currency rates, (vi) general economic and political conditions, both domestic and international, (vii) changes in the rate of inflation and related impact on securities markets, (viii) competition from existing financial institutions and other new participants in competition from existing financial institutions and other new participants in the securities markets, (ix) legal developments affecting the litigation experience of the securities industry, and (x) changes in federal and state tax laws which could affect the popularity of products sold by us. The Company does not undertake any obligation to publicly update or revise any forward-looking statements.

## Quantitative and Qualitative Disclosures About Market Risk

The Company's activities often involve the purchase, sale or short sale of securities as principal. Such activities subject the Company's capital to significant risks from markets that may be characterized by relative illiquidity or may be particularly susceptible to rapid fluctuation in price or liquidity. Such market conditions could limit the Company's ability to resell securities purchased or to purchase securities sold short. These activities subject the Company's capital to significant risks, including market, credit and liquidity risks. Market risk relates to the risk of fluctuating values based on market prices without action on the Company's part. The Company's primary credit risk is settlement risk, which relates to whether a counterparty will fulfill its contractual obligations, such as delivery of securities or payment of funds. Liquidity risk relates to the Company's inability to liquidate assets or redirect the deployment of assets contained in illiquid investments. Additional information pertaining to the foregoing risks is included under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations - Market Risk."

The Board of Directors and Stockholders
First Montauk Financial Corp.

We have audited the accompanying consolidated statements of financial condition of First Montauk Financial Corp. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Montauk Financial Corp. and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

*Schneider & Associates LLP*
Jericho, New York
April 11, 2003

# FIRST MONTAUK FINANCIAL CORP. AND SUBSIDIARIES
# CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

| | December 31, 2002 | December 31, 2001 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 2,638,819 | $ 1,779,554 |
| Due from clearing firm | 4,591,701 | 4,146,410 |
| Securities owned: | | |
| Marketable, at market value | 180,581 | 1,129,892 |
| Not readily marketable, at estimated fair value | 3,363 | 69,210 |
| Employee and broker receivables | 1,070,087 | 2,105,620 |
| Loans receivable - officers | 178,936 | 202,964 |
| Property and equipment - net | 1,396,892 | 1,631,801 |
| Income tax refunds receivable | 212,300 | 1,069,442 |
| Deferred income taxes - net | 460,000 | 930,000 |
| Other assets | 692,827 | 1,162,669 |
| Total assets | $11,425,506 | $14,227,562 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)** | | |
| **LIABILITIES** | | |
| Deferred income | $ 5,456,323 | $ 4,783,333 |
| Securities sold, not yet purchased, at market value | — | 245,078 |
| Notes payable | 48,057 | 277,376 |
| Commissions payable | 2,681,128 | 3,647,170 |
| Accounts payable | 577,225 | 490,842 |
| Accrued expenses | 1,987,871 | 1,434,885 |
| Income taxes payable | — | 7,111 |
| Capital leases payable | 343,682 | 542,210 |
| 6% convertible debentures | 1,030,000 | — |
| Other liabilities | 78,910 | 506,876 |
| Total liabilities | 12,203,196 | 11,934,881 |
| Temporary equity - stock subject to redemption | — | 6,500 |
| Commitments and contingencies (See Notes) | | |
| **STOCKHOLDERS' EQUITY (DEFICIT)** | | |
| Preferred Stock, 4,375,000 shares authorized, $.10 par value, no shares issued and outstanding | — | — |
| Series A Convertible Preferred Stock, 625,000 shares authorized, $.10 par value, 330,250 and 331,190 shares issued and outstanding, respectively; liquidation preference: $1,651,250 and $1,655,950, respectively | 33,025 | 33,119 |
| Common Stock, no par value, 30,000,000 shares authorized, 8,527,164 and 8,622,284 shares issued, 8,527,164 and 8,622,284 shares outstanding, respectively | 3,416,220 | 3,434,642 |
| Additional paid-in capital | 3,918,930 | 3,950,542 |
| Accumulated deficit | (8,135,777) | (5,076,055) |
| Less: Deferred compensation | (10,088) | (56,067) |
| Total stockholders' equity (deficit) | (777,690) | 2,286,181 |
| Total liabilities and stockholders' equity (deficit) | $11,425,506 | $14,227,562 |



*See Notes to Consolidated Financial Statements*

# FIRST MONTAUK FINANCIAL CORP. AND SUBSIDIARIES
# CONSOLIDATED STATEMENTS OF OPERATIONS

| | Years ended December 31, 2002 | 2001 | 2000 |
|---|---|---|---|
| **REVENUES:** | | | |
| Commissions | $ 36,513,802 | $ 37,807,870 | $ 46,529,771 |
| Principal transactions | 7,369,500 | 8,021,887 | 7,131,079 |
| Investment banking | 365,842 | 1,483,210 | 2,416,711 |
| Interest and other income | 3,717,600 | 3,907,448 | 3,252,325 |
| Total revenues | 47,966,744 | 51,220,415 | 59,329,886 |
| **EXPENSES:** | | | |
| Commissions, employee compensation and benefits | 39,572,851 | 42,356,207 | 46,800,661 |
| Clearing and floor brokerage | 2,666,376 | 3,247,219 | 4,003,345 |
| Communications and occupancy | 3,006,017 | 3,249,389 | 2,731,681 |
| Legal matters and related costs | 1,259,502 | 2,415,374 | 1,181,115 |
| Write down of Notes Receivable - Global Financial Corp. | — | — | 239,183 |
| Other operating expenses | 4,029,515 | 5,076,806 | 4,862,158 |
| Interest | 98,918 | 174,632 | 160,230 |
| Total expenses | 50,633,179 | 56,519,627 | 59,978,373 |
| Loss before income taxes | (2,666,435) | (5,299,212) | (648,487) |
| Provision for income taxes (income tax benefit) | 294,000 | (90,989) | 6,721 |
| Loss before extraordinary loss | (2,960,435) | (5,208,223) | (655,208) |
| Extraordinary loss - extinguishment of debt, net of tax | — | — | (34,200) |
| Net loss | $ (2,960,435) | $ (5,208,223) | $ (689,408) |
| Net loss applicable to common stockholders | $ (3,059,722) | $ (5,306,976) | $ (792,136) |
| Per share of common stock: | | | |
| Basic and diluted: | | | |
| Before extraordinary loss | $ (.36) | $ (0.61) | $ (0.08) |
| Extraordinary loss | — | — | — |
| Net loss | $ (.36) | $ (0.61) | $ (0.08) |
| Weighted average common shares outstanding - basic and diluted | 8,551,932 | 8,704,355 | 9,450,055 |

*See Notes to Consolidated Financial Statements*

# FIRST MONTAUK FINANCIAL CORP. AND SUBSIDIARIES
# CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
# FOR THE PERIOD FROM JANUARY 1, 2000 TO DECEMBER 31, 2002

| | Common Stock | | Series A Convertible Preferred Stock | | Additional Paid-in Capital |
|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | |
| Balances at January 1, 2000 | 10,035,943 | $ 5,185,818 | 349,511 | $ 34,951 | $ 4,080,730 |
| Exercise of stock options | 57,000 | 55,920 | — | — | — |
| Transfer from temporary equity | 15,000 | 18,000 | — | — | — |
| Deferred compensation | — | — | — | — | 173,035 |
| Amortization of deferred compensation | — | — | — | — | — |
| Repurchase of common stock | — | — | — | — | — |
| Cancellation of treasury shares | (798,634) | (1,196,341) | — | — | — |
| Payment of dividends | — | — | — | — | — |
| Net loss for the year | — | — | — | — | — |
| Balances at December 31, 2000 | 9,309,309 | 4,063,397 | 349,511 | 34,951 | 4,253,765 |
| Reversal of deferred compensation | — | — | — | — | (303,223) |
| Amortization of deferred compensation | — | — | — | — | — |
| Repurchase of common stock | — | — | — | — | — |
| Cancellation of treasury shares | (723,667) | (630,587) | — | — | — |
| Conversion of preferred stock into common stock | 36,642 | 1,832 | (18,321) | (1,832) | — |
| Payment of dividends | — | — | — | — | — |
| Net loss for the year | — | — | — | — | — |
| Balances at December 31, 2001 | 8,622,284 | 3,434,642 | 331,190 | 33,119 | 3,950,542 |
| Transfer from temporary equity | 3,000 | 6,500 | — | — | — |
| Reversal of deferred compensation | — | — | — | — | (42,994) |
| Amortization of deferred compensation | — | — | — | — | — |
| Repurchase of common stock | — | — | — | — | — |
| Cancellation of treasury shares | (100,000) | (25,016) | — | — | — |
| Issuance of common stock purchase warrants | — | — | — | — | 11,382 |
| Conversion of preferred stock into common stock | 1,880 | 94 | (940) | (94) | — |
| Payment of dividends | — | — | — | — | — |
| Net loss for the year | — | — | — | — | — |
| Balances at December 31, 2002 | 8,527,164 | $ 3,416,220 | 330,250 | $ 33,025 | $ 3,918,930 |

| Retained Earnings (Accumulated Deficit) | Deferred Compensation | Treasury Stock | | Stockholders' Equity (Deficit) |
|---|---|---|---|---|
| | | Shares | Amount | |
| $ 1,023,057 | $ (508,294) | (180,500) | $ (222,624) | $ 9,593,638 |
| — | — | — | — | 55,920 |
| — | — | — | — | 18,000 |
| — | (173,035) | — | — | — |
| — | 288,209 | — | — | 288,209 |
| — | — | (1,105,034) | (1,460,740) | (1,460,740) |
| — | — | 798,634 | 1,196,341 | — |
| (102,728) | — | — | — | (102,728) |
| (689,408) | — | — | — | (689,408) |
| 230,921 | (393,120) | (486,900) | (487,023) | 7,702,891 |
| — | 303,223 | — | — | — |
| — | 33,830 | — | — | 33,830 |
| — | — | (236,767) | (143,564) | (143,564) |
| — | — | 723,667 | 630,587 | — |
| — | — | — | — | — |
| (98,753) | — | — | — | (98,753) |
| (5,208,223) | — | — | — | (5,208,223) |
| (5,076,055) | (56,067) | — | — | 2,286,181 |
| — | — | — | — | 6,500 |
| — | 42,994 | — | — | — |
| — | 2,985 | — | — | 2,985 |
| — | — | (100,000) | (25,016) | (25,016) |
| — | — | 100,000 | 25,016 | — |
| — | — | — | — | 11,382 |
| — | — | — | — | — |
| (99,287) | — | — | — | (99,287) |
| (2,960,435) | — | — | — | (2,960,435) |
| $ (8,135,777) | $ (10,088) | — | $ — | $ (777,690) |

*See Notes to Consolidated Financial Statements*

# FIRST MONTAUK FINANCIAL CORP. AND SUBSIDIARIES
# CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year ended December 31, 2002 | 2001 | 2000 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net loss | $ (2,960,435) | $ (5,208,223) | $ (689,408) |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities: | | | |
| Depreciation and amortization | 526,816 | 563,685 | 600,626 |
| Amortization of deferred compensation | 2,985 | 33,830 | 288,209 |
| Amortization of bond discount | 3,852 | 18,033 | 31,736 |
| Loan reserves and write-offs | — | 500,000 | 389,823 |
| Loss on disposal of furniture & equipment | 5,964 | — | — |
| Loss on investment | 23,147 | — | — |
| Other | — | — | (1,448) |
| Increase (decrease) in cash attributable to changes in assets and liabilities: | | | |
| Due from clearing firm | (445,291) | (1,740,744) | 4,056,680 |
| Securities owned | 992,011 | 2,776,207 | (499,418) |
| Employee and broker receivables | 1,035,533 | (495,954) | (1,157,381) |
| Loans receivable - officers | 24,028 | (27,896) | (42,314) |
| Income tax refund receivable | 857,142 | (1,069,442) | — |
| Deferred income taxes - net | 470,000 | 791,262 | (1,057,006) |
| Other assets | 482,103 | (132,241) | 651,005 |
| Deferred income | 672,990 | 850,000 | 3,933,333 |
| Securities sold, not yet purchased | (245,078) | (141,381) | 206,179 |
| Commissions payable | (966,042) | 2,009,437 | (1,073,003) |
| Accounts payable | 86,383 | 39,868 | (74,835) |
| Accrued expenses | 552,986 | 594,307 | (231,974) |
| Income taxes payable | — | (868,675) | 365,560 |
| Other liabilities | (466,094) | 99,444 | (363,337) |
| Total adjustments | 3,613,435 | 3,799,740 | 6,022,435 |
| Net cash provided by (used in) operating activities | 653,000 | (1,408,483) | 5,333,027 |
| Cash flows from investing activities: | | | |
| Collection of notes receivable | — | 18,000 | 74,708 |
| Collection of Global leases receivable | — | 168,170 | 649,652 |
| Additions to property and equipment | (266,854) | (308,061) | (722,205) |
| Other assets | 31,821 | (196,049) | (39,150) |
| Net cash used in investing activities | (235,033) | (317,940) | (36,995) |



*See Notes to Consolidated Financial Statements*

# FIRST MONTAUK FINANCIAL CORP. AND SUBSIDIARIES
# CONSOLIDATED STATEMENTS OF CASH FLOWS
## (CONTINUED)

| | Year ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Cash flows from financing activities: | | | |
| Payments of notes payable | (233,171) | (299,836) | (896,364) |
| Proceeds from capital lease financing | — | 606,195 | — |
| Repurchase of common stock | (25,016) | (143,564) | (1,460,740) |
| Payments of capital leases payable | (198,528) | (259,075) | (122,669) |
| Payment of preferred stock dividends | (99,287) | (98,753) | (102,728) |
| Proceeds from issuance of 6% convertible debentures | 1,030,000 | — | — |
| Proceeds from exercise of stock options and warrants | — | — | 55,920 |
| Other assets | (32,700) | — | 244,579 |
| Net cash provided by (used in) financing activities | 441,298 | (195,033) | (2,282,002) |
| Net increase (decrease) in cash and cash equivalents | 859,265 | ( 1,921,456) | 3,014,030 |
| Cash and cash equivalents at beginning of year | 1,779,554 | 3,701,010 | 686,980 |
| Cash and cash equivalents at end of year | $ 2 ,638,819 | $ 1,779,554 | $ 3,701,010 |
| Supplemental disclosures of cash flow information: | | | |
| Cash paid (received) during the period for: | | | |
| Interest | $ 95,522 | $ 174,632 | $ 160,230 |
| Income taxes | $ (1,113,646) | $ 894,852 | $ 725,800 |
| Property and equipment financed under capital leases | $ — | $ 662,290 | $ — |
| Transfer of temporary equity to permanent capital | $ — | $ — | $ 18,000 |
| Equipment acquired through vendor financing | $ 31,017 | $ — | $ — |
| Warrants charged to deferred financing costs in connection with debenture offering | $ 11,382 | $ — | $ — |

*See Notes to Consolidated Financial Statements*

## Note 1 – Nature of Business

First Montauk Financial Corp. (the Company) is a holding company whose principal subsidiary, First Montauk Securities Corp. (FMSC), is engaged in securities brokerage, investment banking and trading. FMSC is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. (NASD). Through FMSC, the Company executes principal and agency transactions, makes markets in over-the-counter securities, and performs investment banking services. Customers are located throughout the United States. Montauk Insurance Services, Inc. (MISI) sells a range of insurance products. Montauk Advisors, Inc. (MAI) previously sold investments in equipment leases, but is no longer active. The Company operates in one business segment.

FMSC clears all customer transactions on a fully disclosed basis through an independent clearing firm. Accordingly, FMSC does not carry securities accounts for customers nor does it perform custodial functions related to those securities.

## Note 2 – Summary of Significant Accounting Policies

### Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Certain items in the 2001 and 2000 financial statements have been reclassified to conform with the current year's presentation.

### Revenue Recognition

Securities transactions, commission income and related expenses are recorded on a trade date basis. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Sales concessions from participation in syndicated offerings are recorded on settlement date.

Securities owned and securities sold, not yet purchased are stated at quoted market value with unrealized gains and losses included in earnings. Investment account securities not readily marketable are carried at estimated fair value as determined by management with unrealized gains and losses included in earnings.

Advances received under the Company's financial agreement with its clearing firm (see Note 3) are deferred and amortized to income over the remaining term of the agreement on a straight-line basis. Other income included amortization of approximately $577,000, $400,000 and $67,000 in 2002, 2001 and 2000, respectively.

## Note 2 – Summary of Significant Accounting Policies – (Continued)

### Advertising

Advertising costs are expensed as incurred and totaled approximately $115,000, $67,000 and $348,000 in 2002, 2001 and 2000, respectively.

### Depreciation and Amortization

Furniture and equipment and leasehold improvements are stated at cost. Depreciation of furniture and equipment and amortization of capital leases are computed generally on a straight-line basis over the estimated useful lives of the assets, ranging from three to ten years or terms of the leases, respectively. Leasehold improvements are amortized over the shorter of either the asset's useful life or the related lease term.

### Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consisted of money market funds at December 31, 2002 and 2001.

### Net Loss per Share

Basic loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution from the exercise or conversion of other securities into common stock, but only if dilutive. The following securities have been excluded from the dilutive per share computation as they are antidilutive:

| | Year ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Stock options | 4,072,498 | 5,243,998 | 4,509,698 |
| Warrants | 9,345,338 | 9,242,338 | 9,242,338 |
| Convertible debt | 2,084,028 | 345,263 | 345,263 |
| Convertible preferred stock | 660,500 | 662,380 | 699,022 |

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

## Note 2 – Summary of Significant Accounting Policies – (Continued)

### Long-lived Assets

The Company evaluates impairment losses on long-lived assets used in operations, primarily fixed assets, when events and circumstances indicate that the carrying value of the assets might not be recoverable in accordance with FASB Statement No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets". For purposes of evaluating the recoverability of long-lived assets, the undiscounted cash flows estimated to be generated by those assets would be compared to the carrying amounts of those assets. If and when the carrying values of the assets exceed their fair values, the related assets will be written down to fair value.

### Income Taxes

The Company uses the liability method to determine its income tax expense as required under Statement of Financial Accounting Standards No. 109 (SFAS 109). Under SFAS 109, deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax asset depends on the Company's ability to generate sufficient taxable income in the future.

The Company and its subsidiaries file a consolidated federal income tax return and separate state returns.

### Stock-based Compensation

The Company periodically grants stock options to employees in accordance with the provisions of its stock option plans, with the exercise price of the stock options being set at the closing market price of the common stock on the date of grant. The Company accounts for stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and accordingly accounts for employee stock-based compensation utilizing the intrinsic value method. FAS No. 123, "Accounting for Stock-Based Compensation", establishes a fair value based method of accounting for stock-based compensation plans. The Company has adopted the disclosure only alternative under FAS No. 123, which requires disclosure of the pro forma effects on earnings and earnings per share as if FAS No. 123 had been adopted as well as certain other information.

Stock options granted to non-employees are recorded at their fair value, as determined in accordance with SFAS No. 123 and Emerging Issues Task Force Consensus No. 96-18, and recognized over the related service period. Deferred charges for options granted to non-employees are periodically re-measured until the options vest.

## Note 2 – Summary of Significant Accounting Policies – (Continued)

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure" ("FAS 148"), which (i) amends FAS Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation (ii) amends the disclosure provisions of FAS 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation and (iii) amends APB opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information.

Items (ii) and (iii) of the new requirements in FAS 148 are effective for financial statements for fiscal years ending after December 15, 2002. The Company has adopted FAS 148 for the fiscal year ended December 31, 2002 and continues to account for stock-based compensation utilizing the intrinsic value method. The additional disclosures required by FAS 148 are as follows:

| | Year ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Net loss applicable to common stockholders, as reported | $(3,059,722) | $(5,306,976) | $ (792,136) |
| Add: Stock based employee compensation expense included in reported net loss, net of tax | — | — | — |
| Deduct: Total stock based employee compensation expense determined under the fair value based method for all awards, net of tax | (178,642) | (468,019) | (463,550) |
| Pro forma net loss | $(3,238,364) | $(5,774,995) | $(1,255,686) |
| Loss per share: | | | |
| Basic and diluted - as reported | $ (0.36) | $ (0.61) | $ (0.08) |
| Basic and diluted - pro forma | $ (0.38) | $ (0.66) | $ (0.13) |

Pro forma net loss and loss per share information, as required by SFAS No. 123, have been determined as if the Company had accounted for employee stock options under the fair value method. The fair value of these options was estimated at grant date using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002, 2001 and 2000:

## Note 2 – Summary of Significant Accounting Policies – (Continued)

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Risk free interest rates | 1.97% | 4.46% | 6.07% |
| Expected option lives | 2.4 years | 2.4 years | 2.4 years |
| Expected volatilities | 87.64% | 83% | 72% |
| Expected dividend yields | 0% | 0% | 0% |

The weighted-average grant date fair value of options granted during 2002, 2001 and 2000 was $.08, $.21 and $.49, respectively.

### Recent Pronouncement of the Financial Accounting Standards Board

In July 2002, the FASB issued FASB Statement No. 146, Accounting for the Costs Associated with Exit or Disposal Activities. This statement requires companies to recognize costs associated with exit or disposal activities only when liabilities for those costs are incurred rather than at the date of a commitment to an exit or disposal plan. FASB No. 146 also requires companies to initially measure liabilities for exit and disposal activities at their fair values. FASB No. 146 replaces Emerging Issues Task Force (EITF) Issues No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) and EITF No. 88-10, Costs Associated with Lease Modification or Termination. The provisions of FASB No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company anticipates the adoption of this statement will not have a material effect on its consolidated financial position or results of operations.

## Note 3 – Amended and Restated Fiserv Financial Agreement

In May 2000, FMSC entered into a ten-year clearing agreement with Fiserv Securities, Inc. ("Fiserv"). In connection with the clearing agreement, FMSC and Fiserv also entered into a financial agreement under which Fiserv was to provide cash advances to FMSC under certain terms and conditions. Upon the conversion of FMSC's accounts to Fiserv in November 2000, it received an initial cash advance of $4,000,000. As of February 1, 2001, the Company and FMSC amended and restated the financial agreement with Fiserv. Under the restated terms, the Company, rather than FMSC, will be the recipient of any additional cash advances payable under the financial agreement. The Company has further assumed FMSC's obligation with respect to the initial payment received in November 2000, and will be solely responsible for any performance and early termination penalties without recourse to FMSC. In consideration of FMSC's release from its obligations under the financial agreement and to secure Fiserv's interest, the Company has granted to Fiserv a first priority lien in all of the outstanding shares of FMSC that it owns. The Company received additional cash advances of $1,250,000 each in November 2001 and 2002, respectively.

## Note 4 – Securities Owned and Sold, Not Yet Purchased

| | December 31, | | | |
|---|---|---|---|---|
| | 2002 | | 2001 | |
| | Owned | Sold not yet Purchased | Owned | Sold not yet Purchased |
| Municipal obligations | $ 10,537 | $— | $ 51,813 | $ — |
| Stocks | 111,216 | — | 1,001,705 | 230,923 |
| Corporate bonds | — | — | 37,031 | — |
| Options | — | — | 5,120 | 14,155 |
| Certificates of deposit | 42,000 | — | — | — |
| Mutual funds | 14,820 | — | — | — |
| Other | 2,008 | — | 34,223 | — |
| | $180,581 | $— | $1,129,892 | $245,078 |

Securities owned, and securities sold, not yet purchased consist of trading securities at quoted market values. Nonmarketable securities consist of investment securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933.

## Note 5 – Employee and Broker Receivables

| | December 31, | |
|---|---|---|
| | 2002 | 2001 |
| Commission advances | $ 265,678 | $ 611,896 |
| Forgivable loans | 167,221 | 1,148,624 |
| Other loans | 637,188 | 345,100 |
| | $1,070,087 | $2,105,620 |

The Company has an arrangement with certain registered representatives to forgive their loans if they remain licensed with the Company for an agreed upon period of time, generally one to two years. The loans are being amortized to expense for financial reporting purposes over the term of the loan. Loan amortization expense was $235,528, $483,651 and $129,986 in 2002, 2001 and 2000, respectively. Other loans to employees and registered representatives are payable in installments generally over periods of one to two years with interest rates ranging from 0% to 8% per annum.

## Note 6 – Property and Equipment

| | December 31, 2002 | December 31, 2001 |
|---|---|---|
| Computer and office equipment | $ 2,852,536 | $ 2,611,856 |
| Furniture and fixtures | 1,243,861 | 1,195,186 |
| Leasehold improvements | 802,790 | 802,790 |
| | 4,899,187 | 4,609,832 |
| Less: Accumulated depreciation and amortization | (3,502,295) | (2,978,031) |
| | $ 1,396,892 | $ 1,631,801 |

Depreciation expense was $526,816, $563,685 and $600,626 in 2002, 2001 and 2000, respectively.

During 2001, the Company established a $500,000 reserve against payments previously made to a vendor for the development of applications software, and in 2002 instituted a lawsuit against the vendor. In July 2002, the Company settled the lawsuit upon receipt of a $230,000 cash payment.

## Note 7 – Loans Receivable - Officers

| | December 31, 2002 | December 31, 2001 |
|---|---|---|
| Chief Executive Officer (CEO) | $ 133,368 | $ 117,746 |
| Chief Operating Officer (COO) | 45,568 | 53,212 |
| Other | — | 32,006 |
| Total | $ 178,936 | $ 202,964 |

Commencing April 11, 2003, the CEO's remaining principal balance will be paid off in 52 bi-weekly installments of $2,576, and the COO's remaining principal balance will be paid off in 26 bi-weekly installments of $1,630. Both loans carry interest at the rate of 3% per annum and are evidenced by unsecured promissory notes.



## Note 8 – Notes Payable

| | | December 31, 2002 | December 31, 2001 |
|---|---|---|---|
| a) | Convertible promissory notes, net of discount | $48,057 | $227,376 |
| b) | Subordinated note payable | — | 50,000 |
| | | $48,057 | $277,376 |

a) Notes payable in thirty-six monthly non-interest bearing installments of $16,404 through September 2002, plus balloon payments of $112,000, which include interest of $12,000 calculated on the basis of 8% of the balloon amount beginning in month nineteen of the note term. The Company recorded a loan discount on the notes of $64,609, which was amortized over the note terms using the interest method. The notes were convertible into 345,263 common shares of the Company's common stock based on a conversion price of $2.00 per share. In September 2002, the parties agreed to refinance the balloon payments. The amended terms provided for six monthly installments of $16,404 and a final payment in March 2003 of $15,889, including interest at the rate of 8% per annum. The Company's CEO personally guaranteed repayment of the refinanced amounts.

b) Note bearing interest at 8% per annum; subordinated to the claims of FMSC's general creditors under a subordination agreement approved by the NASD.

## Note 9 – 6% Convertible Debentures

In December 2002, the Company raised gross proceeds of $1,030,000 in a private placement of 6% convertible debentures. The debentures are convertible into 2,060,000 shares of common stock at $.50 per share, subject to adjustment for stock dividends and stock splits, and mature five years from the date of issuance unless previously converted. Interest is payable in cash on a semi-annual basis until maturity or conversion, commencing on April 1, 2003. In the event that the closing bid price of the Company's common stock is 200% of the conversion price for the twenty (20) consecutive trading days prior to the date of notice of conversion or prepayment, the Company, at its option, may upon thirty (30) days written notice to the holders, demand the conversion of some or all of the debentures, or prepay some or all of the debentures at the following prepayment prices: 130% of the principal amount if prepaid from the date of issuance until the first anniversary of the date of issuance; 120% of the principal amount if prepaid anytime thereafter. The debentures contain certain covenants which, among other things, prevent the sale of all or substantially all of the Company's assets without provision for the payment of the debentures from such sales proceeds, and making loans to any executive officers or 5% stockholders.

Offering costs of approximately $44,000 have been capitalized and are being amortized on a straight-line basis over the term of the debentures.

## Note 10 – Income Taxes

The provision for income taxes (income tax benefit) consists of the following:

| | Year ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Currently payable (refundable): | | | |
| Federal | $ (212,300) | $ (893,978) | $ 838,225 |
| State | 36,300 | 11,727 | 225,502 |
| | (176,000) | (882,251) | 1,063,727 |
| Deferred: | | | |
| Federal | 470,000 | 483,978 | (817,223) |
| State | — | 307,284 | (239,783) |
| | 470,000 | 791,262 | (1,057,006) |
| Provision for income taxes (income tax benefit) | $ 294,000 | $ (90,989) | $ 6,721 |

Following is a reconciliation of the income tax provision (benefit) with income taxes based on the federal-statutory rate:

| | Year ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Expected federal tax benefit at statutory rate | $ (926,397) | $(1,802,142) | $ (220,319) |
| Non-deductible expenses | 35,680 | 65,400 | 32,219 |
| State taxes, net of federal tax effect | (144,958) | (230,898) | (44,355) |
| Change in valuation allowance | 1,329,675 | 1,876,651 | 239,176 |
| | $ 294,000 | $ (90,989) | $ 6,721 |

The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2002 and 2001 are:

| | December 31, | |
|---|---|---|
| | 2002 | 2001 |
| Deferred tax assets: | | |
| Deferred income | $ 2,177,729 | $ 1,913,333 |
| Reserves and allowances | 1,366,266 | 849,213 |
| Tax loss carryforwards | 258,125 | 165,163 |
| Stock-based compensation | 261,286 | 270,092 |
| Other | 31,725 | 37,655 |
| Sub total | 4,095,131 | 3,235,456 |
| Valuation allowance | (3,635,131) | (2,305,456) |
| Net deferred tax assets | $ 460,000 | $ 930,000 |

## Note 10 – Income Taxes - (Continued)

The Company has recorded a valuation allowance to offset tax benefits arising primarily from deferred revenue, reserves, tax loss carryforwards and stock-based compensation because their realization is uncertain. Unreserved deductible temporary differences are expected to reverse in 2003 and 2004. As of December 31, 2002, the Company has approximately $.1 million and $5.8 million of federal and state net operating loss carryforwards, respectively, available to offset future taxable income. These losses expire at various dates through 2022.

The Company is seeking the recovery of approximately $212,000 of federal income taxes through a loss carryback refund claim. The claim is subject to IRS review.

Two state taxing authorities are currently conducting routine examinations of the Company's sales and income tax returns. The Company cannot predict the outcome of the audits at this time.

## Note 11 — Commitments and Contingent Liabilities

### Leases

The Company leases office facilities and equipment under operating leases expiring at various dates through 2005. The lease for the Company's headquarters has a six-year renewal option through 2011.

During 2001, the Company entered into two capital leases under a sale/leaseback arrangement with a leasing company. The transactions resulted in a gain of approximately $45,000, which has been deferred and is being amortized on a straight-line basis over the related lease terms.

Future minimum lease payments as of December 31, 2002 are as follows:

| | Capital Leases | Operating Leases |
|---|---|---|
| 2003 | $248,916 | $1,181,595 |
| 2004 | 114,396 | 1,103,126 |
| 2005 | 15,711 | 296,302 |
| 2006 | — | 169,500 |
| Total minimum lease payments | 379,023 | $2,750,523 |
| Less: Amount representing interest | (35,341) | |
| | $343,682 | |

Operating lease expense for 2002, 2001 and 2000 totaled $1,392,658, $1,253,711 and $955,866, respectively.

Other assets include a certificate of deposit in the amount of $79,000, which is collateralizing a letter of credit issued for the benefit of a landlord.

## Note 11 — Commitments and Contingent Liabilities - (Continued)

### Employment Agreements

The Company's board of directors has approved new employment agreements with similar terms for its CEO and COO. The agreements expire in December 2005 and provide for a base annual salary of $256,218, increasing by 10% per annum on January 1st of each contract year. Each employee will also be entitled to share a bonus pool equal to 10% of the net pre-tax profit of the Company, as defined, provided that, in the event the pre-tax profit is less than $500,000 in any year, no bonus will be paid for that year. The agreements also provide for severance payments under various circumstances, including voluntary termination, termination for cause, and termination resulting from a change of control, as defined in the agreements. In the event of termination resulting from a change in control, each officer, in addition to any accrued base salary and bonuses, twenty-four additional months of base salary, and a continuation of benefits for twenty-four months, will be entitled to a cash payment (or a credit against the exercise price of employee stock options) equal to three times the most recent five-year average of the officer's gross income.

During 2002, the CEO and COO each waived their rights to approximately $126,000 of base salary.

### Legal Matters

FMSC is a respondent in numerous arbitrations arising from customer purchases of high yield corporate bonds which declined in market value after the purchases were made. The claims allege, among other charges, unsuitable recommendations and/or improper use of margin, and seek aggregate compensatory damages in excess of $12 million. Some of the claims seek punitive damages and the recovery of various costs. The Company is vigorously defending these actions and believes that there are meritorious defenses in each case. There is no remaining insurance coverage available for the payment of settlements and/or judgments that may result from these particular claims.

FMSC is also a respondent or co-respondent in various other legal proceedings which are related to its securities business. FMSC is contesting these claims and believes there are meritorious defenses in each case. The availability of insurance coverage in any particular case is determined on a case by case basis by the insurance carrier, and is limited to the coverage limits within the policy for any individual claim and in the aggregate.

As of December 31, 2002, the Company has accrued $1,154,000 for litigation costs that are probable and can be reasonably estimated based on a review of existing claims, arbitrations and unpaid settlements. Management cannot give assurance that this accrual will be adequate to cover actual costs that may be subsequently incurred. It is not possible to predict the outcome of other matters pending against FMSC. All such cases are, and will continue to be, vigorously defended. However, litigation is subject to many uncertainties, and some of these actions and proceedings may result in adverse judgments. After considering all relevant facts, available insurance coverage and the advice of litigation counsel, it is possible that the Company's consolidated financial condition, results of operations, or cash flows could be materially affected by unfavorable outcomes or settlements of certain pending litigation.

## Note 11 — Commitments and Contingent Liabilities - (Continued)

FMSC has also filed a claim against one of its competitors for raiding, unfair competition and use of proprietary and confidential information. The Company has obtained temporary injunctive relief from the Supreme Court of New York, as well as a consent injunctive order from an NASD arbitration panel. A hearing will be held later this year to determine the damages portion of the Company's claims. Management is unable to determine at this time what damages, if any, might be awarded.

## Note 12 – Financial Instruments With Off-Balance Sheet Risk and Concentration of Credit Risk

The Company executes securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company by agreement with its clearing broker may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held or given as collateral in compliance with regulatory and internal guidelines. Pursuant to such guidelines, the Company's clearing firm requires additional collateral or reduction of positions, when necessary. The Company also completes credit evaluations where there is thought to be credit risk.

The Company has sold securities that it does not currently own and will therefore be required to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at market values of the related securities ($-0- and $245,078 at December 31, 2002 and 2001, respectively) and will incur a loss if the market value of the securities increases subsequent to year-end.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and securities inventories. The Company maintains all inventory positions and a significant portion of its cash balances at its clearing firm. Cash balances held at banks may periodically exceed insurance coverage.

## Note 13 — 401(k) Plan

The Company sponsors a defined contribution pension plan covering all participating employees. The Company may elect to contribute up to 100% of each participant's annual contribution to the plan. There were no employer contributions in 2002, 2001 or 2000.

## Note 14 — Temporary Equity - Stock Subject to Redemption

During 2002, the holder of 3,000 shares of common stock subject to redemption agreed to sell the shares and provided a general release to the Company. Accordingly, the shares have been reclassified to permanent capital as of December 31, 2002.

## Note 15 — Stock Option Plans

### 2002 Stock Incentive Plan

In June 2002, the Company adopted and its stockholders approved the 2002 Incentive Stock Option Plan (the "2002 Plan"), replacing the 1992 Incentive Stock Option Plan (the "1992 Plan"), which expired in September 2002. The Company has reserved up to 5,000,000 shares of common stock for issuance under the 2002 Plan. The 2002 Plan permits the grant of incentive stock options ("ISOs") to employees or employees of its subsidiaries. Non-qualified stock options ("NQSOs") may be granted to employees, consultants, and independent registered representatives. As of December 31, 2002, options to purchase a total of 476,000 shares were outstanding and 4,524,000 shares remained available for future issuance under the 2002 Plan.

The 2002 Plan provides for the grant of options, including ISOs, NQSOs, stock appreciation rights or any combination thereof (collectively, "Awards"). The exercise price of the Awards is established by the Board of Directors and, in the case of ISOs, the per share exercise price must be equal to at least 100% of fair market value of a share of the common stock on the date of grant. The Board of Directors determines the terms and provisions of each award granted under the 2002 Plan, including the exercise price, term and vesting schedule. Under the 2002 Plan, no individual will be granted ISOs corresponding to shares with an aggregate fair value in excess of $100,000 in any calendar year. The 2002 Plan will terminate in 2012.

### 2002 Non-Executive Director Stock Option Plan

In June 2002, the Company adopted and its stockholders approved the 2002 Non-Executive Director Stock Option Plan (the "2002 Director Plan"), replacing the Non-Executive Director Stock Option Plan, which expired in September 2002. Under the 2002 Director Plan, each non-executive director will automatically be granted an option to purchase 20,000 shares, pro rata, on September 1st of each year or partial year of service. The Plan will be administered by the Board of Directors or a committee of the Board, which shall at all times consist of not less than two officer/directors of the Company who are ineligible to participate in the 2002 Director Plan. The 2002 Director Plan does not contain a reserve for a specific number of shares available for grant. Each option issued under the 2002 Director Plan will be immediately vested NQSOs, and will have a five-year term and an exercise price equal to the 100% of the fair market value of the shares subject to such option on the date of grant. The 2002 Director Plan will terminate in 2012.

### 1996 Management Incentive Plan

In June 2000, the Company's stockholders approved an amendment to the 1996 Management Incentive Plan (the "1996 Plan") to increase the number of shares reserved for issuance to key management employees from 2,000,000 to 4,000,000 shares. Awards can be granted through the issuance of incentive stock rights, stock options, stock appreciation rights, limited stock appreciation rights, and shares of restricted Common Stock. The exercise price of an option designated as an ISO may in no event be less than 100% of the then fair market price of the stock (110% with respect to ten percent stockholders), and not less than 85% of the fair market price in the case of other options. The 1996 Plan will terminate in June 2006.

## Note 15 — Stock Option Plans - (Continued)

A summary of the activity in the Company's stock option plans for the three-year period ended December 31, 2002 is presented below:

| | Shares | Weighted Average Exercise Prices |
|---|---|---|
| Options outstanding, December 31, 1999 | 3,519,700 | 1.68 |
| Granted | 2,014,498 | 1.87 |
| Canceled | (967,500) | 1.37 |
| Exercised | (57,000) | .98 |
| Options outstanding, December 31, 2000 | 4,509,698 | 1.84 |
| Granted | 1,130,000 | 1.29 |
| Canceled | (395,700) | 1.69 |
| Options outstanding, December 31, 2001 | 5,243,998 | 1.73 |
| Granted | 573,000 | .55 |
| Canceled | (1,744,500) | 1.84 |
| Options outstanding, December 31, 2002 | 4,072,498 | 1.52 |

Additional information with respect to options under the Company's option plans is as follows:

The Company applies APB No. 25 in accounting for employee stock options. Accordingly, compensation is recognized in the consolidated financial statements only for the fair value of options issued to consultants and affiliate brokers. Such compensation is amortized to expense over the related options' vesting periods. Compensation expense recognized in 2002, 2001 and 2000 totaled $2,985, $33,830 and $288,209, respectively.

Additional information as of December 31, 2002 with respect to all outstanding options is as follows:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of prices | Number Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number Exercisable | Weighted Average Exercise Price |
| $0.22 - $0.30 | 65,000 | 4.82 | $0.25 | 13,000 | $0.25 |
| $0.31 - $0.50 | 322,000 | 4.75 | 0.47 | 78,800 | 0.41 |
| $0.54 - $0.83 | 767,000 | 3.52 | 0.74 | 516,600 | 0.76 |
| $1.00 - $1.50 | 576,498 | 2.25 | 1.42 | 477,549 | 1.41 |
| $1.56 - $2.22 | 2,169,000 | 1.84 | 1.93 | 1,751,000 | 1.92 |
| $2.38 - $2.75 | 173,000 | 2.39 | 2.55 | 119,600 | 2.57 |
| $0.22 - $2.75 | 4,072,498 | 2.52 | $1.52 | 2,956,549 | $1.61 |

## Note 16 – Stockholders' Equity (Deficit)

### Rights Offering

In February 1998, the Company completed an offering of 3,072,779 Units, each Unit consisting of one Class A Redeemable Common Stock Purchase Warrant, one Class B Redeemable Common Stock Purchase Warrant, and one Class C Redeemable Common Stock Purchase Warrant. The Warrants have the following exercise prices and terms:

| Warrant | Exercise Price Per Share | Exercise Period from Date of Issuance | |
|---|---|---|---|
| Class A | $3.00 | Three years | (see below) |
| Class B | $5.00 | Five years | |
| Class C | $7.00 | Seven years | |

Each shareholder of record as of December 15, 1997 received three rights for each share of Common Stock held as of the record date, with three rights required to subscribe for a single Unit at a price of $.45 per Unit. In December 2000, the Company's board of directors approved a two-year extension of the Class A Warrants. Both Class A and Class B Warrants expired on February 17, 2003, leaving 3,072,446 Class C warrants outstanding. The Class C warrants expire in February 2005.

### Preferred Stock

In 1999, the Company's board of directors authorized the issuance of up to 625,000 shares of a Series A Convertible Preferred Stock with the following features:

| | |
|---|---|
| Par value: | $.10 per share |
| Dividends: | 6% payable quarterly at the rate of $.075 per share until conversion |
| Voting rights: | None |
| Liquidation preference: | $5.00 per share |
| Conversion: | Automatic conversion into two shares of Common Stock at $2.50 per share once the closing price for the Common Stock is $3.50 or above for 20 consecutive trading days, and the shares are registered for public sale. |

During 1999, the Company issued 349,511 Series A shares in a private exchange offering to Global lease investors. During 2002 and 2001, 940 and 18,321 preferred shares were converted into 1,880 and 36,642 shares of common stock, respectively.

The Company is presently authorized to issue 4,375,000 additional shares of Preferred Stock, none of which has been issued at December 31, 2002. The rights and preferences, if any, to be given to these preferred shares will be designated at the time of issuance.

## Note 16 – Stockholders' Equity (Deficit) - (Continued)

### Stock Repurchase Program

During 2002 and 2001, the Company repurchased 100,000 and 236,767 shares for $25,016 and $143,564, respectively, under a stock repurchase program authorized by the board of directors.

### Warrants

The Company issued 103,000 common stock purchase warrants as compensation to registered representatives in connection with the December 2002 debenture offering. The Company valued the warrants at $11,382 using the Black-Scholes option pricing method, and included the warrant value in deferred financing costs.

During 1999, the Company issued 25,000 common stock purchase warrants in connection with a Global lease settlement. The warrants are exercisable at $1.75 per share for a five-year period. The Company valued the warrants at $27,382 using the Black-Scholes option pricing model.

## Note 17 — Fair Value of Financial Instruments

Substantially all of the Company's financial instruments at December 31, 2002 and 2001, consisting primarily of marketable equity securities, amounts due from FMSC's clearing firms, and notes payable are carried at, or approximate fair value due to their short-term nature, or the use of mark-to-market accounting for marketable securities.

## Note 18 — Net Capital Requirements

FMSC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires FMSC to maintain minimum net capital, as defined. At December 31, 2002, FMSC had net capital of $1,085,853, which was $777,574 in excess of its required net capital of $308,279. FMSC's ratio of aggregate indebtedness to net capital was 4.26 to 1.

## Note 19 — Unaudited Quarterly Results of Operations

| | March 31, 2002 | June 30, 2002 | September 30, 2002 | December 31, 2002 |
|---|---|---|---|---|
| Revenues | $12,748,468 | $12,876,729 | $10,738,742 | $11,602,805 |
| Expenses | 13,044,130 | 13,849,861 | 11,243,268 | 12,789,920 |
| Net loss | (295,662) | (973,132) | (504,526) | (1,187,115) |
| Net loss applicable to common stockholders | (320,502) | (997,971) | (529,365) | (1,211,884) |
| Loss per common share: | | | | |
| Net loss applicable to common stockholders - basic and diluted | (.04) | (.12) | (.06) | (.14) |

| | March 31, 2001 | June 30, 2001 | September 30, 2001 | December 31, 2001 |
|---|---|---|---|---|
| Revenues | $11,712,547 | $14,608,537 | $12,192,917 | $12,706,414 |
| Expenses | 12,331,999 | 15,391,658 | 14,267,380 | 14,437,601 |
| Net loss | (619,452) | (783,121) | (2,074,463) | (1,731,187) |
| Net loss applicable to common stockholders | (642,918) | (807,961) | (2,099,303) | (1,756,794) |
| Loss per common share: | | | | |
| Net loss applicable to common stockholders - basic and diluted | (.07) | (.09) | (.24) | (.20) |

Net loss per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly net loss per share figures does not necessarily equal the total computed for the entire year.

## Note 20 — Valuation and Qualifying Accounts

| | Balance at beginning of period | Additions: Charged to costs and expenses | Additions: Charged to other accounts | Deductions | Balance at end of period |
|---|---|---|---|---|---|
| Valuation allowance for deferred tax assets: | | | | | |
| Year ended December 31, 2002 | $ 2,305,456 | $ 1,329,675 | $ — | $ — | $ 3,635,131 |
| Year ended December 31, 2001 | 428,805 | 1,876,651 | — | — | 2,305,456 |
| Year ended December 31, 2000 | 189,629 | 239,176 | — | — | 428,805 |
| Reserve for notes receivable: | | | | | |
| Year ended December 31, 2002 | $ — | $ — | $ — | $ — | $ — |
| Year ended December 31, 2001 | — | — | — | — | $ — |
| Year ended December 31, 2000 | — | 239,000 | — | (239,000) | — |

## Note 21 - Subsequent Event

In January 2003, the Company issued an additional $210,000 principal amount of 6% convertible debentures. These debentures are subject to the same terms as those issued in December 2002 (see Note 9). The Company also issued 21,000 warrants to registered representatives in connection with the debenture offering.

# STOCKHOLDER INFORMATION

## A. Principal Market

The Company's Common Stock is traded in the over-the-counter market. Trading in the Company's Common Stock is reported on the NASDR Bulletin Board system and in the pink sheets published by Pink Sheets LLC. The Company believes that there is an established public trading market for the Company's Common Stock based on the volume of trading in the Company's Common Stock and the existence of market makers who regularly publish quotations for the Company's Common Stock. The Company's Class A, Class B and Class C Warrants commenced trading in the over-the-counter market upon their issuance in March 1998. The Class A Warrants and Class B Warrants expired on February 17, 2003. The Class C Warrants are exercisable until February 17, 2005.

## B. Market Information

The Company's Common Stock commenced trading in the over-the-counter market in 1987. On April 11, 2003, the Company's common stock had a high and low bid price of $.22 and $.20, respectively.
The following is the range of high and low bid prices for such securities for the periods indicated below:

**Common Stock**

| Fiscal Year 2003 | High Bid | Low Bid |
|---|---|---|
| 1st Quarter | $.22 | $.20 |

| Fiscal Year 2002 | High Bid | Low Bid |
|---|---|---|
| 1st Quarter | $.55 | $.25 |
| 2nd Quarter | $.53 | $.21 |
| 3rd Quarter | $.51 | $.21 |
| 4th Quarter | $.23 | $.18 |

| Fiscal Year 2001 | High Bid | Low Bid |
|---|---|---|
| 1st Quarter | $ .85 | $.60 |
| 2nd Quarter | $.64 | $.45 |
| 3rd Quarter | $.60 | $.45 |
| 4th Quarter | $.44 | $.45 |

## C. Number of Record Holders

The approximate number of record holders of the Company's common stock as of April 11, 2003 was 466. Such number of record holders was determined from the Company's stockholder records, and does not include beneficial owners of the Company's common stock whose shares are held in the names of various security holders, dealers and clearing agencies. The Company believes there are in excess of 3,500 beneficial holders of the Company's common stock.

## D. Dividend Policy

The Company has not paid any dividends upon its Common Stock since inception, and does not expect to pay any dividends upon its Common Stock in the foreseeable future and plan to retain earnings, if any, to finance the development and expansion of its business. The Company pays quarterly dividends on outstanding shares of its Series A Preferred Stock at the rate of 6% per annum subject to the limitations under the New Jersey Business Corporation Act. There can be no assurance the Company will continue to pay dividends in the future. There are currently outstanding 349,511 shares of Series A Preferred Stock.

## E. Sales of Unregistered Securities

In February 2003, the Company completed a private offering of 6% convertible debentures. The Company offered an aggregate of $3,000,000 of the debentures to accredited investors on a best efforts basis. The debentures are initially convertible into shares of the FMFC's common stock at the conversion price of $0.50 per share. Interest on the debentures accrues at the rate of 6% per annum and is payable in cash on a semi-annual basis on April 1st and October 1st of each year until maturity or conversion. Each debenture is due and payable five (5) years from issuance, unless previously converted into shares of Common Stock. The offering expired on March 1, 2003. In the offering, FMFC sold an aggregate amount of $1,240,000 of debentures. The proceeds of the financing will be used to satisfy the general working capital needs of the Company. The offering was made to certain "accredited investors" only.

Each debenture is convertible at an initial conversion price of $0.50 per share, subject to adjustment for stock dividends, combinations, splits, recapitalizations, and like events. Each holder shall have the right to convert its debentures, at the option of such holder, at any time, into shares of FMFC common stock at the then applicable conversion price. In addition, FMFC may, at its option, demand that the holders convert some or all of the debentures into shares of common stock in the event that the closing bid price of its common stock is 200% of the conversion price for the twenty consecutive trading days prior to the date of the notice of conversion.

Further, FMFC may, at its option, prepay some or all of the debentures in the event that the closing bid price of its common stock is 200% of the conversion price for the twenty consecutive trading days prior to the date of the notice of prepayment. The prepayment amount shall be 130% of the principal amount of the debentures from the date of issuance until the first anniversary of the date of issuance, together with accrued and unpaid interest. Thereafter, the prepayment amount shall be equal to 120% of the principal amount of the debentures, together with accrued and unpaid interest through the date of prepayment.

FMSC served as FMFC's placement agent for the sale of the debentures. FMFC paid commissions of ten percent (10%) of the principal amount sold, and issued warrants to purchase 124,000 shares of Common Stock, exercisable at $0.50 per share, which expire five (5) years from the date of issuance, to registered representatives of FMSC who participated in the sale of the debentures.

The debentures have not been registered for offer or sale under the Securities Act; such securities have been issued on the basis of the statutory exemption provided by Section 4(2) of the Securities Act, as amended, and/or Rule 506 of Regulation D, promulgated thereunder relating to transactions by an issuer not involving any public offering; and the transaction has not been reviewed by, passed on or submitted to any Federal or state agency or self-regulatory organization where an exemption is being relied upon. The securities may not be sold, assigned or transferred unless (i) the sale, assignment or transfer of such securities is registered under the Securities Act, or (ii) the securities are sold, assigned or transferred in accordance with all the requirements and limitations of Rule 144 under the Securities Act. Holders of debentures shall have the right to include the shares of common stock issuable upon conversion of the debentures in a registration statement filed by FMFC other than a registration statement on Form S-4 or S-8, or a successor form.



# CORPORATE DIRECTORY

**DIRECTORS AND EXECUTIVE OFFICERS:**

**Herbert Kurinsky**
*Chairman, President, Chief Executive Officer*
First Montauk Financial Corp. and
First Montauk Securities Corp.

**William J. Kurinsky**
Director, Executive VP, CFO, COO
First Montauk Financial Corp. and
First Montauk Securities Corp.

**Robert I. Rabinowitz, Esq.**
General Counsel
First Montauk Financial Corp.
Managing Director
First Montauk Securities Corp.

**Mark D. Lowe, CFP, ChFC**
President
Montauk Insurance Services, Inc.

**Paul A. Lieberman, Esq.**
General Counsel
First Montauk Securities Corp.

**Mindy A. Horowitz, CPA**
Vice President of Finance
First Montauk Securities Corp.

**Brian M. Cohen**
Chief Information Officer
First Montauk Securities Corp.

**Norma Doxey**
Director
First Montauk Financial Corp.
Operations Manager
First Montauk Securities Corp.

**Ward R. Jones Jr.**
Director
First Montauk Financial Corp.

**Barry D. Shapiro, CPA**
Director
First Montauk Financial Corp.
CPA - Withum, Smith + Brown

Corporate Counsel
**Goldstein & DiGioia LLP**
45 Broadway, 11th Floor
New York, NY 10006

Independent Auditors
**Schneider & Associates LLP**
100 Jericho Quadrangle
Jericho, NY 11753

Transfer Agent
**North American Transfer Company**
147 West Merrick Road
Freeport, NY 11521

Corporate Headquarters
**First Montauk Financial Corp.** and
**Subsidiaries**
Parkway 109 Office Center
328 Newman Springs Road
Red Bank, NJ 07701
(732) 842-4700

**Form 10-K:**
The Company has filed an annual report on Form 10-K with the Securities and Exchange Commission. Shareholders may obtain a copy at no charge by writing to:
**William J. Kurinsky**, Executive Vice President
First Montauk Financial Corp.
Parkway 109 Office Center
328 Newman Springs Road
Red Bank, NJ 07701
Web Site: www.montaukfinancial.com
Email: info@montaukfinancial.com

**Stock Listing:**
First Montauk Financial Corp.'s common stock is traded in the over-the-counter market under the symbol "FMFK".

**Annual Meeting:**
The 2003 Annual Meeting of Shareholders of First Montauk Financial Corp. will be held on Thursday, June 19, 2003 at 10:00AM at the Corporate Headquarters at Parkway 109 Office Center, 328 Newman Springs Road, Red Bank, New Jersey, 07701. Phone (732) 842-4700


MONTAUK
FINANCIAL GROUP

Parkway 109 Office Center
328 Newman Springs Road
Red Bank, NJ 07701
(732) 842-4700
www.montaukfinancial.com